UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G

(Rule 13d-102)

UNDER THE SECURITIES EXCHANGE ACT OF 1934

MV OIL TRUST

(Name of Issuer)

Trust Units

(Title of Class of Securities)

553859109

(CUSIP Number)

December 31, 2018

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☒	Rule 13d-1(b)

☐	Rule 13d-1(c)

☐	Rule 13d-1(d)

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act, but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 59560V109	13G	Page 2 of 9 Pages

1.	Names of Reporting Persons Robert J. Raymond[1]
2.	Check the Appropriate Box if a Member of a Group (See Instructions)[1] (a) ☐ (b) ☒
3.	SEC Use Only
4.	Citizenship or Place of Organization United States of America

Number of Shares Beneficially Owned by Each Reporting Person With:	5.	Sole Voting Power 25,096
	6.	Shared Voting Power 991,018
	7.	Sole Dispositive Power 25,096
	8.	Shared Dispositive Power 991,018

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 1,016,114
10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐
11.	Percent of Class Represented by Amount in Row (9) 8.84%[2]
12.	Type of Reporting Person (See Instructions) IN

[1]

The reporting person expressly disclaims (a) the existence of any group and (b) beneficial ownership with respect to any common units other than the common units owned of record by such reporting person.

[2]

Based on 11,500,000 outstanding units of beneficial interest as reported in the Issuer’s Quarterly Report on Form 10-Q for the quarterly period ended September 30, 2018, filed with the SEC on November 8, 2018.

CUSIP No. 59560V109	13G	Page 3 of 9 Pages

1.	Names of Reporting Persons RR Advisors, LLC[3]
2.	Check the Appropriate Box if a Member of a Group (See Instructions)[3] (a) ☐ (b) ☒
3.	SEC Use Only
4.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With:	5.	Sole Voting Power 0
	6.	Shared Voting Power 991,018
	7.	Sole Dispositive Power 0
	8.	Shared Dispositive Power 991,018

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 991,018
10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐
11.	Percent of Class Represented by Amount in Row (9) 8.62%[4]
12.	Type of Reporting Person (See Instructions) IA

[3]

The reporting person expressly disclaims (a) the existence of any group and (b) beneficial ownership with respect to any common units other than the common units owned of record by such reporting person.

[4]

Based on 11,500,000 outstanding units of beneficial interest as reported in the Issuer’s Quarterly Report on Form 10-Q for the quarterly period ended September 30, 2018, filed with the SEC on November 8, 2018.

CUSIP No. 59560V109	13G	Page 4 of 9 Pages

1.	Names of Reporting Persons RCH Black Fund GP, L.P.[5]
2.	Check the Appropriate Box if a Member of a Group (See Instructions)[5] (a) ☐ (b) ☒
3.	SEC Use Only
4.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With:	5.	Sole Voting Power 0
	6.	Shared Voting Power 958,555
	7.	Sole Dispositive Power 0
	8.	Shared Dispositive Power 958,555

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 958,555
10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐
11.	Percent of Class Represented by Amount in Row (9) 8.34%[6]
12.	Type of Reporting Person (See Instructions) PN

[5]

The reporting person expressly disclaims (a) the existence of any group and (b) beneficial ownership with respect to any common units other than the common units owned of record by such reporting person.

[6]

Based on 11,500,000 outstanding units of beneficial interest as reported in the Issuer’s Quarterly Report on Form 10-Q for the quarterly period ended September 30, 2018, filed with the SEC on November 8, 2018.

CUSIP No. 59560V109	13G	Page 5 of 9 Pages

1.	Names of Reporting Persons RCH Black Fund, L.P.[7]
2.	Check the Appropriate Box if a Member of a Group (See Instructions)[7] (a) ☐ (b) ☒
3.	SEC Use Only
4.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With:	5.	Sole Voting Power 0
	6.	Shared Voting Power 958,555
	7.	Sole Dispositive Power 0
	8.	Shared Dispositive Power 958,555

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 958,555
10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐
11.	Percent of Class Represented by Amount in Row (9) 8.10%[8]
12.	Type of Reporting Person (See Instructions) PN

[7]

The reporting person expressly disclaims (a) the existence of any group and (b) beneficial ownership with respect to any common units other than the common units owned of record by such reporting person.

[8]

Based on 11,500,000 outstanding units of beneficial interest as reported in the Issuer’s Quarterly Report on Form 10-Q for the quarterly period ended September 30, 2018, filed with the SEC on November 8, 2018.

CUSIP No. 59560V109	13G	Page 6 of 9 Pages

Item 1(a).	Name of Issuer

MV Oil Trust

Item 1(b).	Address of Issuer’s Principal Executive Offices

The Bank of New York Mellon Trust Company, N.A., Trustee Global Corporate Trust 601 Travis Street, Floor 16 Houston, Texas

Item 2(a).	Name of Persons Filing

Robert J. Raymond RR Advisors, LLC RCH Black Fund GP, L.P. RCH Black Fund, L.P.

Item 2(b).	Address of Principal Business Office, or, if none, Residence

The address of the principal business office for each reporting person is: 3953 Maple Avenue, Suite 180 Dallas, Texas 75219

Item 2(c).	Citizenship

Robert J. Raymond is a citizen of the United States.

RR Advisors, LLC is a Delaware limited liability company.

Each of RCH Black Fund GP, L.P. and RCH Black Fund, L.P. is a Delaware limited partnership.

Item 2(d).	Title of Class of Securities

Trust Units

Item 2(e).	CUSIP Number

553859109

Item 3.	If this statement is filed pursuant to §§ 240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is a:

(a) ☐ Broker or dealer registered under section 15 of the Act (15 U.S.C. 78o);

(b) ☐ Bank as defined in section 3(a)(6) of the Act (15 U.S.C. 78c);

(c) ☐ Insurance company as defined in section 3(a)(19) of the Act (15 U.S.C. 78c);

(d) ☐ Investment company registered under section 8 of the Investment Company Act of 1940 (15 U.S.C. 80a-8);

(e) ☒ An investment adviser in accordance with § 240.13d-1(b)(1)(ii)(E);

(f) ☐ An employee benefit plan or endowment fund in accordance with § 240.13d-1(b)(1)(ii)(F);

CUSIP No. 59560V109	13G	Page 7 of 9 Pages

	(g)	☐	A parent holding company or control person in accordance with § 240.13d-1(b)(1)(ii)(G);

	(h)	☐	A savings association as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813);

	(i)	☐	A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3);

	(j)	☐	A non-U.S. institution in accordance with § 240.13d-1(b)(1)(ii)(J).

	(k)	☐	Group, in accordance with § 240.13d-1(b)(1)(ii)(K).

Item 4.	Ownership

With respect to the disclosure set forth in this Item 4, each reporting person expressly disclaims (a) the existence of any group and (b) beneficial ownership with respect to any common units other than the common units owned of record by such reporting person.

The percent of class provided for each reporting person below is based on 11,500,000 outstanding units of beneficial interest as reported in the Issuer’s Quarterly Report on Form 10-Q for the quarterly period ended September 30, 2018, filed with the SEC on November 8, 2018.

	(a)	Amount beneficially owned: Robert J. Raymond: 1,016,114 RR Advisors, LLC: 991,018 RCH Black Fund GP, L.P.: 958,555 RCH Black Fund, L.P.: 958,555

	(b)	Percent of class: Robert J. Raymond: 8.84% RR Advisors, LLC: 8.62% RCH Black Fund GP, L.P.: 8.34% RCH Black Fund, L.P.: 8.34%

	(c)	Number of units as to which the person has:

		(i)	Sole power to vote or to direct the vote: Robert J. Raymond: 25,096 RR Advisors, LLC: 0 RCH Black Fund GP, L.P.: 0 RCH Black Fund, L.P.: 0

		(ii)	Shared power to vote or to direct the vote: Robert J. Raymond: 991,018 RR Advisors, LLC: 991,018 RCH Black Fund GP, L.P.: 958,555 RCH Black Fund, L.P.: 958,555

CUSIP No. 59560V109	13G	Page 8 of 9 Pages

(iii) Sole power to dispose or to direct the disposition of: Robert J. Raymond: 25,096 RR Advisors, LLC: 0 RCH Black Fund GP, L.P.: 0 RCH Black Fund, L.P.: 0

(iv) Shared power to dispose or to direct the disposition of: Robert J. Raymond: 991,018 RR Advisors, LLC: 991,018 RCH Black Fund GP, L.P.: 958,555 RCH Black Fund, L.P.: 958,555

Item 5.	Ownership of Five Percent or Less of a Class

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following: ☐

Item 6.	Ownership of More Than Five Percent on Behalf of Another Person

Limited partners of RCH Black Fund GP, L.P. and RCH Black Fund, L.P. indirectly participate in the receipt of dividends from, and proceeds from the sale of, the common units. In addition, RR Advisors, LLC serves as investment adviser for certain separately managed accounts, and the holders of the securities in such accounts participate in the receipt of dividends from, and proceeds from the sale of, the common units held therein.

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company

Not Applicable

Item 8.	Identification and Classification of Members of the Group

Not Applicable

Item 9.	Notice of Dissolution of Group

Not Applicable

Item 10.	Certification

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired and are held in the ordinary course of business and were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that effect or purpose, other than activities solely in connection with a nomination under § 240.14a-11.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: February 8, 2019

/s/ Robert J. Raymond
Robert J. Raymond

RR ADVISORS, LLC

By:	/s/ Robert J. Raymond
Name:	Robert J. Raymond
Title:	Sole Member

RCH BLACK FUND GP, L.P.

By:	RR Advisors, LLC, its General Partner

By:	/s/ Robert J. Raymond
Name:	Robert J. Raymond
Title:	Sole Member

RCH BLACK FUND, L.P.

By:	RCH Black Fund GP, L.P., its General Partner

By:	RR Advisors, LLC, its General Partner

By:	/s/ Robert J. Raymond
Name:	Robert J. Raymond
Title:	Sole Member

[Signature Page—Schedule 13G]